July 3, 2018

Giovanni Caforio
Chairman of the Board and Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

       Re: Bristol-Myers Squibb Company
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 13, 2018
           Form10-Q for the Quarterly Period Ended March 31, 2018
           Filed April 26, 2018
           File No. 001-01136

Dear Mr. Caforio:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form10-Q for the Quarterly Period Ended March 31, 2018

Note 3. Revenue Recognition, page 8

1. Your arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. Please tell us, and propose accounting policy disclosure for future filings that clarifies, the following:
        what method you are using to estimate your variable consideration under ASC 606-10-
          32-8, and why it is appropriate to apply that method, and how you allocate and recognize variable consideration.
 Giovanni Caforio
Bristol-Myers Squibb Company
July 3, 2018
Page 2
2. You disclose on page 9 that your alliance and other arrangements may include the transfer of certain rights to develop or commercialize investigational compounds or products and joint obligations to provide development, distribution, promotion, sales and marketing services and clinical or commercial product supply. Please tell us, and propose accounting policy disclosure for future filings that clarifies, the facts and circumstances that result in your use of the accounting in ASC 606-10-55-65 for sales-based milestones and sales-
         based royalties for your performance obligations, including when a single performance obligation includes a license (or licenses) of intellectual property and one or more of the other goods or services noted above. Please identify for us any alliances to which you apply the accounting in ASC 606-10-55-65 that involve a license and development activities before regulatory marketing approval. In addition, provide an analysis supporting that the license of intellectual property is the predominant item to which the sales-based milestones and sales-based royalties relate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Bonnie Baynes at 202-551-4924 with any questions.

FirstName LastNameGiovanni Caforio
Comapany NameBristol-Myers Squibb Company
                                                                 Division of
Corporation Finance
July 3, 2018 Page 2                                              Office of
Healthcare & Insurance
FirstName LastName